# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Liberty Media Corporation, CIK 0001560385
CUSIP: 531229730
Title of class of securities: Series B Liberty Live Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 12/15/2025
Filed by CIK 0000937797
Persons authorized to receive notices and communications: John C. Malone, c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112, (720) 875-5400

## Reporting persons
- John C. Malone (CIK 0000937797): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series B Liberty Live Common Stock, par value $0.01 per share
Name of issuer: Liberty Media Corporation
Address of issuer's principal executive offices: 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112
Comment: This Amendment No. 10 to Schedule 13D (this "Amendment," and together with the Schedule 13D (as defined below), the "Statement") amends the statement on Schedule 13D originally filed by John C. Malone ("Mr. Malone" or the "Reporting Person") with the Securities and Exchange Commission (the "SEC") on January 22, 2013 (the "Original Statement"), as amended by Amendment No. 1 filed with the SEC by Mr. Malone on December 27, 2013 ("Amendment No. 1"), Amendment No. 2 filed with the SEC by Mr. Malone on April 27, 2016 ("Amendment No. 2"), Amendment No. 3 filed with the SEC by Mr. Malone on September 14, 2016 ("Amendment No. 3"), Amendment No. 4 filed with the SEC by Mr. Malone on July 30, 2021 ("Amendment No. 4"), Amendment No. 5 filed with the SEC by Mr. Malone on June 8, 2023 ("Amendment No. 5"), Amendment No. 6 filed with the SEC by Mr. Malone on July 20, 2023 ("Amendment No. 6"), Amendment No. 7 filed with the SEC by Mr. Malone on August 8, 2023 ("Amendment No. 7"), Amendment No. 8 filed with the SEC by Mr. Malone on December 11, 2023 ("Amendment No. 8") and Amendment No. 9 filed with the SEC by Mr. Malone with the SEC on September 11, 2024 ("Amendment No. 9" and, together with the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, the "Schedule 13D"), and relates to the Series B Liberty Live common stock, par value $0.01 per share (the "Series B Liberty Live Common Stock"), of Liberty Media Corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified. This Amendment is filed to report that Mr. Malone ceased to be the beneficial owner of more than five percent of the outstanding shares of the Issuer's Series B Liberty Live Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby supplemented to include the following information:

On December 15, 2025, the Issuer completed its previously disclosed split-off of its Liberty Live Group (the "Split-Off"). Pursuant to the Split-Off, the Issuer redeemed each outstanding share of Series B Liberty Live Common Stock in exchange for one share of Series B Liberty Live Group common stock of Liberty Live Holdings, Inc., a Nevada corporation. As a result of the completion of the Split-Off, the Reporting Person disposed of all of the shares of Series B Liberty Live Common Stock beneficially owned by the Reporting Person and ceased to be the beneficial owner of any shares of Series B Liberty Live Common Stock.

For further information on the Split-Off, see the Registration Statement on Form S-4 filed by Liberty Live Holdings, Inc. with the SEC, file no. 333-288960.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is the beneficial owner of 0 shares of Series B Liberty Live Common Stock, constituting 0% of the outstanding shares of Series B Liberty Live Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Not Applicable.
Transactions in the class effected during the past sixty days: Other than as described in this Amendment, no transactions in the Series B Liberty Live Common Stock were effected by the Reporting Person in the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On December 15, 2025, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Series B Liberty Live Common Stock.

## Signatures
- John C. Malone: /s/ John C. Malone, John C. Malone (12/17/2025)